UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.   )

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ASSOCIATED ESTATES REALTY CORPORATION
(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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Associated Estates
Great Living – It's What We Do®

NEWS RELEASE

For Immediate Release
Release Date: April 22, 2015

Brookfield Affiliate to Acquire Associated Estates for $28.75 per Share in Cash

Associated Estates Board of Directors Ran Thorough Process to Maximize Value;
Transaction Delivers Compelling, Immediate and Certain Value for Shareholders

CLEVELAND, April 22, 2015 – Associated Estates Realty Corporation ("Associated Estates") (NYSE, NASDAQ: AEC) today announced its Board of Directors has unanimously approved a definitive merger agreement under which a real estate fund managed by Brookfield Asset Management ("Brookfield") (NYSE/TSX: BAM; Euronext: BAMA) will acquire all outstanding shares of common stock of Associated Estates for $28.75 per share in cash. The transaction is valued at approximately $2.5 billion including the assumption of debt.

Brookfield is a global alternative asset manager with more than $200 billion in assets under management. Brookfield has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield Property Group, Brookfield's largest investment platform, comprises of sector-specific portfolios in the multifamily, office, retail, industrial, and hotel sectors.

Jeffrey I. Friedman, Chairman and Chief Executive Officer, said, "In December 2014, we announced that our Board was undertaking a thorough business review with the assistance of our financial advisor. After analyzing the Company's strategy, assets and other opportunities, including running a process involving a number of qualified potential buyers, the Board unanimously determined that this transaction is the best course of action to maximize shareholder value. We are pleased that Brookfield recognizes the value inherent in our income producing properties, development projects and the platform we have built. We are also excited that this transaction will deliver compelling, immediate and certain value to all Associated Estates shareholders."

Approvals and Anticipated Closing

Completion of the transaction is contingent upon customary closing conditions. The Company will convene a special meeting to seek the approval of Associated Estates shareholders, and the annual meeting previously scheduled for May 22, 2015 has been postponed indefinitely. The transaction is not contingent on receipt of financing by Brookfield.

Closing is expected to occur in the second half of 2015. Associated Estates' headquarters will remain in Richmond Heights, Ohio.

First Quarter 2015 Financial Results and Dividend

Associated Estates will release financial results for its first quarter 2015 on Friday, May 1, 2015. In light of today's announcement, the Company will not hold a conference call to discuss its first quarter financial results.

The Company intends to pay the previously announced common stock dividend of $0.21 per share on May 1, 2015 to shareholders of record as of April 15, 2015. The Company does not expect to pay additional dividends prior to the closing of the merger.

Advisors

Citigroup acted as exclusive financial advisor to Associated Estates, and Jones Day is acting as Associated Estates' legal advisor.

About Associated Estates

Associated Estates is a real estate investment trust and a member of the S&P 600, Russell 2000, and MSCI US REIT Indices. The Company is headquartered in Richmond Heights, Ohio. Associated Estates' portfolio consists of 56 apartment communities containing 15,004 units located in 10 states, which include two committed acquisitions with 681 units that are being managed during lease-up and five apartment communities with 1,446 units in various stages of active development. For more information about the Company, please visit its website at www.associatedestates.com.

<u>"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995</u>

This communication contains "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Associated Estates, its management or the proposed transaction between Associated Estates and Brookfield, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Associated Estates undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as "anticipates," "believes," "plans," "expects," "projects," "future," "intends," "may," "will," "should," "could," "estimates," "predicts," "potential," "continue," "guidance," and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness and indebtedness incurred in connection with the transactions; worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industries in which Associated Estates and Brookfield operate; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to develop and further enhance technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Associated Estates and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; changes in the economic climate in the markets in which Associated Estates owns and manages properties, including interest rates; the overall level of economic activity; the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned by Associated Estates; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks; unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; losses resulting from property damage or personal injury that are not insured; results of litigation involving Associated Estates; the cost, disruption and diversion of management's attention associated with campaigns commenced by activist investors seeking to influence Associated Estates to take particular actions favored by the activist or gain representation on Associated Estates' Board of Directors; information security breaches and other disruptions that could compromise our information and expose us to business interruption, increased costs, liability and reputational damage; and risks associated with property acquisitions and dispositions, such as failure to achieve expected results and the risks that are described from time to time in Associated Estates' reports filed with the SEC, including its annual report on Form 10-K for the year ended December 31, 2014, as such report may have been amended. This document speaks only as of its date, and Associated Estates disclaims any duty to update the information herein.

<u>Additional Information and Where to Find It</u>

In connection with the proposed transaction, a preliminary proxy statement on Schedule 14A will be filed with the SEC. ASSOCIATED ESTATES SHAREHOLDERS ARE ENCOURAGED TO READ THE PRELIMINARY PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement will be mailed to shareholders of Associated Estates. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov or from Associated Estates at its website, <u>www.associatedestates.com</u>, or by contacting Jeremy Goldberg, Vice President of Corporate Finance and Investor Relations at (216) 797-8715.

<u>Participants in Solicitation</u>

Associated Estates and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Associated Estates' participants is set forth in the proxy statement, filed April 3, 2015, for Associated Estates' 2015 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Associated Estates in the solicitation of proxies in respect of the proposed merger will be included in the proxy statement and other relevant materials to be filed with the SEC when they become available.

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<u>Associated Estates Contact</u>
Jeremy Goldberg
(216) 797-8715

<u>Media Contacts</u>
Andrew Siegel / Jon Keehner
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449